UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 6, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON JULY 26th, 2018

1.                                     Date, Time and Place: Held on July 26th, 2018, at 9:00AM, at Rua Fidêncio Ramos, no. 302, 4th floor, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: The members of the Board of Directors of Fibria Celulose S.A. (“Company”) were dully called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.                                     Attendance: The totality of the members of the Board of Directors, that is, Messrs José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, João Carvalho de Miranda (Vice-Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva e Souza and Raul Calfat. The absence of Mr. Ernesto Lozardo was justified. Mr. Lozardo was replaced, in accordance with the terms of Item 4 of the Board of Directors´ Internal Rules, by his alternate Mr. Leonardo Mandelblatt de Lima Figueiredo.

4.                                     Presiding: Mr. José Luciano Duarte Penido — Chairman of the Board of Directors

Ms. Claudia Elisete Rockenbach Leal — Secretary.

5.                                     Agenda: Deliberate about (i) appointment of the members of Company’s Board of Officers; (ii) the nomination of the Chief Compliance Officer; and (iii) the substitution of the secretary of the Innovation Committee.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided to:

(i)                                    Board of Officers

Approve, pursuant article 17, item II, of the Company’s Bylaws, by the totality of votes and without reservations and/or qualifications, the current members of the Board of Officers were reelected for a term until August 22nd, 2019, and shall, otherwise, remain in their positions until the taking of office by their substitutes, Messrs:

(a)                                Marcelo Strufaldi Castelli, Brazilian Citizen, married, mechanical engineer, bearer of the Identity Card RG No. 11.778.104-6, issued by SSP/SP, enrolled with the CPF/MF under no. 057.846.538-81, appointed for the position of Chief Executive Officer of the Company, exercising the duty of executive management of the Company;

(b)                                Aires Galhardo, Brazilian citizen, married, business manager, bearer of the Identity Card RG No. 24.854.223-0, issued by SSP/SP, enrolled with the CPF/MF under No. 249.860.458-81, appointed for the position of Statutory Officer without specific designation, exercising cumulatively the duties of forest management and management of industrial and engineering operations.

(c)                                 Guilherme Perboyre Cavalcanti, Brazilian Citizen, married, economist, bearer of the Identity Card RG No. 04.834.163-0, issued by IFP/RJ, enrolled with the CPF/MF under no. 010.981.437-10, appointed for the position of Statutory Officer without specific designation, exercising cumulatively the duties of Investor Relations and Finance Management;

(d)                                Maria Luiza de Oliveira Pinto e Paiva, Brazilian citizen, married, psychologist, bearer of the Identity Card RG No. 10787341-2, issued by SSP/SP, enrolled with the CPF/MF under No. 129.079.488-06, appointed for the position of Statutory Officer without specific designation, exercising cumulatively the duties of sustainability and corporate relations management; and

(e)                                 Wellington Angelo Loureiro Giacomin, Brazilian citizen, married, engineer, bearer of the Identity Card RG No. 549.423, issued by SPTC/ES, enrolled with the CPF/MF under No. 719.996.207-04, appointed for the position of Statutory Officer without specific designation, exercising cumulatively the duties of supply and logistics management;

all of them residents and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Fidêncio Ramos, 302, 3rd floor, Torre B, Edifício Vila Olímpia Corporate, Vila Olímpia, Zip Code 04551-010.

The Officers appointed herein declares, under penalty of law, that they are not involved in any of the crimes established in law that would prevent them from exercising commercial activities, and that they comply with all the requirements as provided in art. 1.011 of Law no. 10.406/2002, in art. 147 of Law no 6.404/76, as amended (“Brazilian Corporations Law”), and in CVM Instruction no. 367/02 for their investiture as members of the Company’s Board of Officers. The Officers will take office of their respective duties on August 22, 2018, upon signing the Instrument of Appointment as transcribed in the Minutes Book of the Company’s Board of Officers and the declaration referred to in CVM Instruction no. 367/02. They also have signed the Instrument for Adhesion to the Listing Regulations of the Novo Mercado segment of the BM&FBOVESPA S.A. — Bolsa de Mercadorias, Futuros e Valores.

(ii)                                Chief Compliance Officer

Ratify, by the totality of votes and without reservations and/or qualifications, the nomination of Mr. Adjarbas Guerra Neto to exercise the duty of Governance, Risk Management and Compliance non-statutory officer (Chief Compliance Officer), for a term until August 22nd, 2019, reporting directly to the Chairman of the Board of Directors, as deliberated by the Board of Directors on December 15th, 2016, reinforcing the Company’s commitment with the regulatory agencies and shareholders, as well as demonstrating the improvement within the scope of Fibria’s corporate governance.

For clarification purposes, Mr. Adjarbas Guerra Neto shall not be considered officer of the Company under the terms of article 138 of the Brazilian Corporations Law, and he does not have representation powers of the Company, under the terms of article 144 of the Brazilian Corporations Law

(iii)                            Secretary of the Innovation Committee

Approve, by the totality of votes and without reservations and/or qualifications, the nomination of the secretary of the Innovation Committee, Mr. Fernando Lellis Garcia Bertolucci, Brazilian, married,

agronomist, bearer of the Identity Card RG No. M-3.431.408, issued by SSP/MG, and enrolled with the CPF/MF under No. 563.952.646-72, to substitute Mr. Vinicius Nonino , Brazilian, married, business administrator, bearer of the Identity Card RG No. 20.664.102-3, issued by SSP/SP, and enrolled with the CPF/MF under No. 138.815.728-48.

Ratify the composition of the Company’s Innovation Committee, whose term of office will always match with the term of office of the members of the Board of Directors, that is, until the date of the General Ordinary Shareholders’s Meeting which deliberates on the Company’s financial statements of the fiscal year ended on December 31, 2018.

INNOVATION COMITTEE

Coordinator:	Carlos Augusto Lira Aguiar
Members:	João Henrique Batista de Souza Schmidt
Eduardo Rath Fingerl
José Luciano Duarte Penido
Paulo Fernando Fleury da Silva e Souza
Raul Calfat
Secretary:	Fernando de Lellis Garcia Bertolucci
Invited:	Marcelo Strufaldi Castelli

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance Meeting Board: Mr. José Luciano Duarte Penido (Chairman of the Board of Directors) and Ms. Claudia Elisete Rockenbach Leal (Secretary). Attendance: Messes. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar, João Carvalho de Miranda (Vice-Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Leonardo Mandelblatt de Lima Figueiredo (alternate of Mr. Ernesto Lozardo), Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva e Souza, and Raul Calfat.

São Paulo, July 26th, 2018.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman of the Board of Directors	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO